Exhibit 99.1

FARFETCH ACQUIRES WORLD’S PREMIER SNEAKER AND STREETWEAR MARKETPLACE, STADIUM GOODS

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Acquisition enables Farfetch to expand its offering in the premier sneaker and streetwear category, which is part of the fast-growing premium sportswear market estimated to be worth $70 billion in 2017[1]

•	Stadium Goods to be a wholly-owned subsidiary, continuing to be led by the successful founder team, and will benefit from Farfetch’s technology, logistics, supply, brand and marketing

London and New York, 12 December 2018 – Farfetch Limited (NYSE: FTCH), the leading global technology platform for the luxury fashion industry, today announces its definitive agreement to acquire Stadium Goods, the world’s premier sneaker and streetwear marketplace, for an enterprise value of $250 million. The consideration payable by Farfetch will be in the form of cash and Farfetch shares, with the exact amounts to be determined at completion following customary adjustments.

José Neves, Founder, CEO and Co-Chairman, Farfetch said: “We are thrilled to welcome Stadium Goods to the Farfetch family. Having already collaborated with its exceptional team via the Farfetch marketplace, it is clear that there is a great opportunity for our two companies to leverage each others’ strengths to go after a larger share of an exciting and fast-growing segment of luxury fashion.

“The Stadium Goods team has built an incredible company, with a host of talented people, dedicated and loyal customers and remarkable brand equity. I am confident that we can help Stadium Goods grow its international presence for sneakerheads around the world through our expertise in technology, logistics and data. Farfetch will benefit from Stadium Goods’ brand, access to supply and a team with a strong passion for and knowledge of luxury streetwear. We can’t wait to get started with John, Jed and the rest of the Stadium Goods team.”

John McPheters, Stadium Goods Co-Founder and Co-CEO, said: “Myself, Jed and our entire team couldn’t be more excited to join the Farfetch family as we enter the next stage in our evolution as a global brand and product offering. By leveraging Farfetch’s best-in-class cross-border logistics and technology, as well as their luxury prowess, scale and customer base, we will be in a prime position to capitalize on the massive international demand for sneakers and streetwear. José and his team share a similar outlook for the future of fashion and retail, and together we believe the countless synergies and perfect cultural fit will make this a match made in heaven.”

Founded in 2015 by John McPheters and Jed Stiller, Stadium Goods is a premium sneaker and streetwear marketplace specializing in new and deadstock (brand new, never been worn before, second-hand) products. The premium sportswear market was worth $70 billion in 20171 and is largely incremental to Farfetch’s existing addressable market.

Stadium Goods has participated in the Farfetch marketplace since April 2018, enjoying strong sales growth since its introduction to the platform. Following the acquisition, Stadium Goods will continue to operate as a standalone brand on the Farfetch platform and will be led by its existing management team. Stadium Goods’ inventory will be fully integrated into and available on the Farfetch marketplace, across all geographies including the US.

In addition to increased supply of a high-demand product category, Farfetch will benefit from Stadium Goods’ significant brand authority. Since its founding, through exceptional content and brand marketing efforts, Stadium Goods has built a highly-engaged and far-reaching social media following. The company will be able to leverage Farfetch’s platform and expertise in technology, logistics, data and geographic reach to build on its strong growth to date.

[1]	Bain & Co / Altagamma, 2018 Worldwide Luxury Market Monitor, November 2018 and company estimates

The acquisition is subject to customary closing conditions and is expected to be completed in the first quarter of 2019.

Goldman Sachs acted as exclusive financial advisor and Fenwick & West acted as legal advisor to Farfetch.

ENDS

Media contacts:

Farfetch

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405 224

Or

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

Investor Relations :

Farfetch

Alice Ryder

VP Investor Relations

IR@farfetch.com

About Farfetch

Farfetch Limited is the leading global technology platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch marketplace connects customers in 190 countries with items from more than 48 countries and over 1,000 of the world’s best boutiques and brands, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Through its business units, which also include Store of The Future, Farfetch Black & White Solutions, and Browns, Farfetch continues to invest in innovation and develop key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetch.com.

About Stadium Goods

Stadium Goods is the world’s premier sneaker and streetwear marketplace. Founded in 2015 by John McPheters and Jed Stiller, the company has strategically positioned itself at the epicenter of a global commerce ecosystem. In addition to its online marketplace (stadiumgoods.com), iOS and Android enabled App and brick-and-mortar store in the heart of Soho, Stadium Goods’ merchandise is also distributed through Farfetch, Alibaba, Amazon, eBay and more. The Stadium Goods retail store is located at 47 Howard Street in New York City while the SG Market Center is located at 305 Canal Street.

For more information, please visit www.stadiumgoods.com.